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                                                                   EXHIBIT 99.11


STATE OF WISCONSIN               CIRCUIT COURT               MILWAUKEE COUNTY
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CHARLES MILLER
23 Park Circle
Great Neck, NY 11024;
and
BRICKELL PARTNERS,
A Florida Partnership,

Individually and on Behalf of
Those Persons Similarly Situated,                    CASE NO:     97CV003823
                                                             -------------------

                 Plaintiffs,                         Other Injunction or
                                                     Restraining Order     30704
                                                     Declaratory Judgment  30701
        v.                                           Unclassified          30703
GIDDINGS & LEWIS, INC.
A Wisconsin Corporation
142 Doty Street
Fond Du Lac, WI 54935;
JOSEPH R. COPPOLA,
Giddings & Lewis
142 Doty Street
Fond Du Lac, WI 54935;
MARVIN L. ISLES,
Giddings & Lewis
142 Doty Street
Fond Du Lac, WI 54935;
RICHARD C. KLEINFELDT,                            [STAMP]
66 Pheasant Drive
Fond Du Lac, WI 54935;
RUTH M. DAVIS,
The Aerospace Corp.
2350 E. El Segundo Blvd.
El Segundo, CA 90245;
BENJAMIN F. GARMER, III,
Foley & Lardner
Firstar Center
777 East Wisconsin Avenue
Milwaukee, WI 53202
CLYDE H. FOLLEY,
12141 Turtle Beach Road
North Palm Beach, FL 33408;
BEN R. STUART,
Dresser Industries, Inc.
2001 Ross Avenue, Box 718

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Dallas, TX 75221;
JOHN A. BECKER,
114 W. Miller Drive
Mequon, WI 53092
JOHN W. GUFFEY, JR.,
2010 Despond Lane
Charlotte, NC 28226

   Defendants.
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                               CLASS ACTION COMPLAINT
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    Plaintiffs, by their attorneys, allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

                                NATURE OF THE ACTION

      1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of Giddings and Lewis, Inc. ("Giddings" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to properly consider a BONA FIDE offer for the Company from Harnischfeger Industries, Inc. ("Harnischfeger"), announced on April 25, 1997, which presents an excellent opportunity to keep the Giddings & Lewis jobs in Wisconsin. Their actions constitute unfair dealing and a breach of fiduciary duty to maximize shareholder value. The individual defendants are using their fiduciary positions of control over Giddings to thwart others in their legitimate attempts to acquire the Company, and the individual defendants are trying to entrench themselves in their positions with Giddings.

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                                       PARTIES

      2. Plaintiffs are and, at all relevant times, have been the owner of shares of Giddings common stock.

      3. Giddings is a corporation duly organized and existing under the laws of the State of Wisconsin. The Company maintains its principal place of business at 142 Doty Street, Fond Du Lac, Wisconsin 54935. Giddings designs and produces large, high-precision industrial automation systems, including automated machine tools, smart manufacturing systems, and related products. As of September 29, 1996, Giddings had approximately 33.12 million shares of common stock outstanding and approximately 2,352 stockholders of record. Giddings' stock trades on the NASDAQ National Market System.

      4. Defendant Joseph R. Coppola ("Coppola"), prior to March 1997, was the Chief Executive Officer of Giddings. Coppola, prior to April 30, 1997, was also the Chairman of the Board of Directors and since that time Coppola has been Vice Chairman of the Company. At all relevant times, Coppola has been a member of Giddings' board of directors.

      5. Defendant Marvin I. Isles ("Isles") has been, at all relevant times, President and, since March of 1997, Chief Executive Officer of Giddings. Isles has also served as the Chairman of the Board of Directors since April 30, 1997.

      6. Defendant Richard C. Kleinfeldt ("Kleinfeldt") has been, at all relevant times, Vice President, Secretary and a director of Giddings.

      7. Defendants Ruth M. Davis, Benjamin F. Garmer, III, Clyde H. Folley, Ben R. Stuart, John A. Becker, and John W. Guffey, Jr., have been, at all times material hereto, directors of Giddings.

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      8.  The individuals identified in paragraphs 4 through 7 are collectively referred to throughout this complaint as the "Individual
Defendants."

      9. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's shareholders.

                             CLASS ACTION ALLEGATIONS

     10. Plaintiffs bring this case on their own behalf and as a class action, pursuant to Wis. Stat. Section 803.08, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").

     11.  This action is properly maintainable as a class action.

     12. The class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States.

     13. There are questions of law and fact common to the Class including, INTER ALIA, whether:

          a. defendants have breached their fiduciary duties owed by them to plaintiffs and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in the sale of Giddings;

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          b.  defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiffs and other members of the Class;

          c. defendants, through use of a Poison Pill, engaged in a plan and scheme to thwart and reject BONA FIDE offers and proposals from third parties, including Harnischfeger; and

          d. plaintiffs and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

     14. Plaintiffs are committed to prosecuting the action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representatives of the Class.

     15. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     16. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

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                            SUBSTANTIVE ALLEGATIONS

     17. On April 25, 1997, after a failed attempt to negotiate a transaction directly with Giddings' management, Harnischfeger announced that it would immediately commence an all-cash tender offer for all outstanding shares of Giddings (the "Tender Offer").

     18. The Tender Offer was priced at $19.00 for each outstanding share of Giddings stock. The terms of Tender Offer also provided that Harnischfeger would assume $116 million of Giddings debt. The Tender Offer has a total transaction value of approximately $747 million and was not subject to any financing contingencies.

     19. The $19.00 per share offering price is approximately 40% over the Company's unaffected stock price of $13.65 per share on the day prior to the announcement of the Tender Offer. The premium offered by the Harnischfeger Tender Offer is even more attractive in light of the fact that the Company's earnings over the 1996 fiscal year have steadily eroded and the fact that Giddings took a $64.1 million charge relating to equipment problems at two of its largest customer's plants.

     20. As Harnischfeger's Tender Offer was premised upon publicly available information, Harnischfeger stated that they would like to continue to negotiate with the Giddings' board to formulate a mutually agreeable transaction and invited the Giddings Board to immediately commence negotiations of a definitive agreement containing mutually agreed upon terms and conditions.

     21. Giddings instead responded to the Tender Offer by urging shareholders not to tender any shares and arguing that the true value of Giddings stock was

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not accurately reflected in the marketplace. Giddings has taken no measures to seriously consider, evaluate or study the Tender Offer.

     22. In 1995, Giddings established a preferred stock purchase rights plan (the "Poison Pill") which made it prohibitively expensive for a company to acquire Giddings without the blessing of the present management. Under the Plan, shareholders have the right to purchase one preferred stock purchase right for each common share held if one person or group acquires more than 20% of the Company stock. In a transaction involving a merger or business combination, the holder of the preferred stock purchase right would be entitled to buy a number of the acquiring company's common shares having a market value of twice the exercise price of each purchase right. As further evidence of the Individual Defendants' intransigence, Giddings has provided no assurance that the Poison Pill would be waived even if the public property tendered their shares to Harnischfeger.

     23. Giddings represents a highly attractive acquisition candidate. Defendants' conduct would ensure their continued positions within the Company but deprive the Company's public shareholders of the premium that Harnischfeger is prepared to pay, or of the enhanced premium that further negotiation or exposure of Giddings to the market could provide.

     24. The continual rebuff of Harnischfeger's offers to negotiate and the wrongful use of the Poison Pill has the force and effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control, and dramatically impairs the rights of Class members to exercise freedom of choice in a proxy contest or to avail themselves of a BONA FIDE offer to purchase their shares by an acquiror, such as Harnischfeger, unfavored by incumbent management.

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     25.  This fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual Defendants results in a heightened fiduciary duty of the Individual Defendants to consider, in good faith, a third party bid, such as Harnischfeger, and further requires the Individual Defendants to pursue a third party's interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

     26. The purpose, intent and effect of the Poison Pill, in the face of a pending offer for the Company, is to thwart, deter, impede, and delay the acquisition of Giddings by Harnischfeger or any other suitor.

     27. Defendants' recalcitrance to consider and promptly act upon Harnischfeger's Tender Offer has no valid business purpose, and simply evidences their disregard for the premium being offered to Giddings' shareholders. By failing to meet and negotiate or offer to meet and negotiate with Harnischfeger, defendants are depriving plaintiffs and the Class of the right to share in the assets and businesses of Giddings and receive the maximum value for their shares.

     28. Defendants owe fundamental fiduciary obligations to Giddings's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected, to seriously consider all BONA FIDE offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Giddings must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary

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obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

     29. Because defendants dominate and control the business and corporate affairs of Giddings and because they are in possession of private corporate information concerning Giddings's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of Giddings. This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of its public stockholders.

     30. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

     31. In connection with the conduct described herein, the Individual Defendants breached their fiduciary duties by, among other things:

          a. failing to properly the Harnischfeger Tender Offer without fully informing themselves about or intentionally ignoring the future prospects of a combined Giddings/Harnischfeger company, or the intrinsic worth of Harnischfeger, and

          b. failing and refusing to meet with representatives of Harnischfeger.

     32. Defendants have refused to take those steps necessary to ensure that Giddings's stockholders will receive maximum value for their shares of Giddings stock. Defendants have thus refused to seriously consider the pending offer, and have failed to





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announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.

     33. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of Giddings.

     34. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive plaintiffs and other members of the Class of the premium they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, all to the detriment of Giddings's public stockholders. The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of Giddings except on terms that would further their own personal interests.

     35. As a result of the actions of the Individual Defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Giddings's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Giddings's common stock.

     36. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

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     37.  Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict. Defendants are precluding the stockholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at an attractive price.

     38. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Giddings at a substantial premium, all to the irreparable harm of plaintiffs and other members of the Class.

     39.  Plaintiffs and the Class have no adequate remedy at law

     WHEREFORE, plaintiffs demand judgment as follows:

          (a) Declaring this to be a proper class action and certifying plaintiffs as class representatives;

          (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

               (i) cooperate fully with any entity or person, including Harnischfeger, having a BONA FIDE interest in proposing any transactions that would maximize shareholder value, including but not limited to, a merger or acquisition of Giddings;

               (ii) immediately undertake an appropriate evaluation of Giddings's worth as a merger/acquisition candidate;

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               (iii)  take all appropriate steps to enhance Giddings's value and attractiveness as a merger/acquisition candidate;

               (iv) take all appropriate steps to effectively expose Giddings to the marketplace in an effort to create an active auction of the Company;

               (v) act independently so that the interests of the Company's public stockholders will be protected; and

               (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of Giddings;

          (c) Ordering the Individual Defendants, jointly and severally to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          (d) Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and expert' fees; and

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          (e)  Granting such other and further relief as may be just and proper.

Dated:  May 6, 1997

                                       Susan LaCava, S.C.




                                    By: /s/ Susan LaCava
                                       -------------------------
                                       Susan LaCava
                                       23 North Pinckney Street
                                       Suite 300
                                       Madison, WI 53703
                                       (608) 258-1335
                                       Wis. Atty No. 1010779

                                       Attorneys for Plaintiff

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OF COUNSEL:


WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
Robert I. Harwood, Esq.
Matthew M. Houston, Esq.
805 Third Avenue
New York, NY 10022
(212) 935-7400


GARWIN, BRONZAFT,
GERSTEIN & FISHER LLP
Scott Fisher, Esq.
1501 Broadway
New York, NY 10036
(212) 398-0055